United States
                             Securities and Exchange Commission
                                    Washington, D.C. 20549


                                        SCHEDULE 13D

                         Under the Securities Exchange Act of 1934
                                     (Amendment No. 2)


                             Preferred Income Opportunity Fund
                                      (Name of Issuer)


                                        Common Stock
                               (Title of Class of Securities)


                                         74037H-10-4
                                        (CUSIP Number)



                                   The Commerce Group, Inc.
                                       211 Main Street
                                      Webster, MA 01570
                                       (508) 943-9000
                       (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications)



                                       July 16, 2002
                 (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box:           [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 74037H-10-4                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 2
                                            JULY 25, 2002




1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

         The Commerce Group Inc.
         ID# 04-2599931

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [  ]
                                                          (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                      [WC]

5        CHECK BOX IF DISCLOSURE OF LEGAL                     [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         SOLE VOTING POWER                              3,875,143
         SHARED VOTING POWER                                 0
         SOLE DISPOSITIVE POWER                         3,875,143
         SHARED DISPOSITIVE POWER                            0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,875,143

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           34.8%

14.      TYPE OF REPORTING PERSON
     [HC]

CUSIP No.: 74037H-10-4                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 2
                                            JULY 25, 2002




ITEM 1.  SECURITY AND ISSUER

This Schedule 13D relates to the shares of beneficial interest (the "Shares"), of Preferred Income Opportunity Fund (the "Fund"), a Maryland business trust registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at 301 E. Colorado Blvd, Ste 720, Pasadena, California, 91101.

ITEM 2.  IDENTITY AND BACKGROUND

(a) - (c) This Schedule 13D is being filed by The Commerce Group Inc.
(the "Reporting Person"), a corporation formed under the laws of Massachusetts. The Reporting Person is a corporation whose principal offices are located at 211 Main Street Webster, MA 01570. The name, business address and principal occupation of each director and officer of the Reporting Person are set forth on Annex A hereto, which is incorporated by reference. All information in this Schedule 13D with respect to the persons listed on Annex A is given to the knowledge of the Reporting Person.

(d) During the past five years, neither the Reporting Person nor any of the persons listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither the Reporting Person nor any of the persons listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the individuals listed in Annex A are citizens of the United
States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of the funds used by the Reporting Person to purchase Shares listed in Item 5(a) was working capital. The cost of such shares aggregated approximately $46,712,768.

CUSIP No.: 74037H-10-4                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 2
                                            JULY 25, 2002

ITEM 4.  PURPOSE OF TRANSACTION

     The shares of beneficial interest of the Fund ("Shares") held by the Reporting Person were acquired and are being held in the ordinary course of business by the Reporting Person for the purpose of investment and capital appreciation. In pursuing this investment philosophy, the Reporting Person routinely monitors the performance, trading prices, investment strategy and portfolio securities of the Fund, and of other investment funds in which it invests, and may discuss such matters with fund management, shareholders, or others. The Reporting Person, as an insurance company holding company, is entitled to file securities ownership reports required by the Securities and Exchange Act of 1934 on Schedule 13G. Under amended rules under the Securities Exchange Act of 1934, a person reporting on Schedule 13G may elect to convert such filing to a Schedule 13D, in part, to ensure that discussions with management, or other actions by the Reporting Person, do not limit the Reporting Person's ability to acquire additional Shares, or to vote the shares it already owns. Accordingly, in order to maintain desired flexibility for such transactions and discussions, the Reporting Person elected to convert its ownership filing on Schedule 13G to a filing on Schedule 13D with the filing of its initial Schedule 13D.

     The matters which the Reporting Person intends to consider, discuss or pursue may include additional purchases of Shares, ceasing the purchase of additional Shares, sales of Shares or one or more of the items described in items (a) through (j) of Item 4 of General Reporting Rules. Whether any of such actions are taken by From time to time, the Reporting Person may sell Shares or purchase additional Shares, depending on various factors, the Reporting Person will depend upon the Reporting Person's evaluation of several factors, including the Fund's business and prospects, future developments, the level of discount in Share market prices from net asset value ("NAV"), the performance of the Funds' investments, the availability of funds to the Reporting Person, alternative uses of funds, stock and money market conditions, and general economic conditions. Such factors may materially affect the Reporting Person's decision to purchase additional Shares, or take other actions, and may result in the Reporting Person's increasing its ownership to a majority or more of the outstanding Shares, and/or proposing changes in operations, governance or capitalization of the Fund. The Reporting Person does not have a specific plan or proposal that relates to or would result in any of the actions described in items (b) through (j) of Item 4 of General Reporting Rules, though the Reporting Person will review its investment in the Fund from time to time and reserves the right to take or not take any action it deems to be in its best interest or to change its intention as set forth in this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) The Fund's reports with the Securities and Exchange Commission report that 11,151,287 Shares are outstanding. Based upon such number, the Reporting Person beneficially owns 34.8% of the Fund's outstanding Shares.

(b) Reporting Person is the beneficial owner (through its insurance subsidiaries as listed below) of 3,875,143 Shares, over which it has sole power of disposition and voting. Such number of Shares represents approximately 34.8% of the outstanding Shares.

                                                Shares              Cost

    The Commerce Insurance Company            3,660,743          $44,349,854
    American Commerce Insurance Company         200,000            2,200,000
    Commerce West Insurance Company              14,400              162,914

                   Totals                     3,875,143          $46,712,768

CUSIP No.: 74037H-10-4                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 2
                                            JULY 25, 2002



(c) Subsequent to January 23, 2001, the Reporting Person has effected the following purchases and sales in the shares of Common Stock, all of which were made on the New York Stock Exchange (see attached Annex B). All transactions prior to January 24, 2001 were reported on previous Schedule 13D filings made with the Securities and Exchange Commission.


(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.


(e) It is inapplicable to state the date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.



ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Annex A   Officers and Directors of Reporting Person and Insurance
              Subsidiaries
    Annex B   Item 5(c) Information

CUSIP No.: 74037H-10-4                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 2
                                            JULY 25, 2002


SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



July 25, 2002                           THE COMMERCE GROUP INC.










                                          Gerald Fels
                                          Executive Vice President &
                                          Chief Financial Officer

                                             ANNEX A

                                    THE COMMERCE GROUP, INC.
                             211 Main Street, Webster, MA  01570

                                          DIRECTORS
Herman F. Becker.....................     President and owner, Sterling Realty and Huguenot
                                          Development Corporation

Joseph A. Borski, Jr.................     Self-employed Certified Public Accountant

Eric G. Butler.......................     Retired Vice President and General Claims Manager
                                          of Commerce and Citation

Henry J. Camosse.....................     Retired President, Henry Camosse & Sons Co., Inc.,
                                          a building and masonry supplies company

Gerald Fels..........................     Executive Vice President and Chief Financial
                                          Officer of the Company; President and Chief
                                          Operating Officer of Commerce and Citation

David R. Grenon......................     Retired CEO, President and Chairman Emeritus of
                                          The Protector Group Insurance Agency, Inc.;
                                          President E-C Realty Corporation

Robert W. Harris.....................     Retired Treasurer, H.C. Bartlett Insurance Agency,
                                          Inc.

Robert S. Howland....................     Retired Clerk, H.C. Bartlett Insurance Agency,
                                          Inc.

John J. Kunkel.......................     President and Treasurer, Kunkel Buick and GMC
                                          Truck; Treasurer, Kunkel Bus Company

Raymond J. Lauring...................     Retired President, Lauring Construction Company

Normand R. Marois....................     Retired Chairman of the Board, Marois Bros., Inc.,
                                          a contracting firm

Suryakant M. Patel...................     Retired physician who specialized in internal
                                          medicine

Arthur J. Remillard, Jr..............     President, Chief Executive Officer and Chairman
                                          of the Board of the Company

Arthur J. Remillard, III.............     Senior Vice President and Assistant Clerk of
                                          the Company; Senior Vice President of Commerce
                                          and Citation in charge of Policyholder Benefits

Regan P. Remillard...................     Senior Vice President of the Company; President
                                          and Secretary of Commerce West Insurance Company;
                                          President of ACIC Holding Co., Inc.; President,
                                          Vice Chairman of the Board and Chief Executive
                                          Officer of American Commerce Insurance Company

Gurbachan Singh......................     Retired physician who specialized in general
                                          surgery

John W. Spillane.....................     Clerk of the Company and practicing attorney

                                           ANNEX A

                               DIRECTORS OF
                               COMMERCE HOLDINGS, INC.
                                  The Commerce Insurance Company
                                   Commerce West Insurance Company
                                  Citation Insurance Company
                               211 Main Street, Webster, MA  01570


Arthur J. Remillard, Jr...........     President and Chairman of the Board of Commerce
                                       Holdings, Inc.; Chief Executive Officer and Chairman
                                       of the Board of The Commerce Insurance Company, Inc.;
                                       Chairman of the Board Commerce West Insurance Company

Gerald Fels.......................     President, Chief Operating Officer and Chief
                                       Financial Officer of The Commerce Insurance Company
                                       and Citation Insurance Company; Treasurer, Commerce
                                       Holdings, Inc.; Investment Officer of Commerce West
                                       Insurance Company

Arthur J. Remillard, III..........     Senior Vice President and Clerk

Regan P. Remillard................     Senior Vice President; President and Secretary of
                                       Commerce West Insurance Company

James A. Ermilio..................     Senior Vice President and General Counsel

David R. Grenon...................     Retired CEO, President and Chairman Emeritus of
                                       The Protector Group Insurance Agency, Inc.;
                                       President E-C Realty Corporation

John M. Nelson....................     Chairman of Commonwealth National Bank

Suryakant M. Patel................     Retired physician who specialized in internal
                                       medicine

William G. Pike...................     Executive Vice President and Chief Financial Officer
                                       of Granite State Bankshares, Inc.

H. Thomas Rowles..................     Chairman of the Board of ACIC Holding Co., Inc.;
                                       Chairman of the Board of American Commerce Insurance
                                       Company; Director of AAA Southern New England

Mark A. Shaw .....................     Treasurer of ACIC Holding Co., Inc.; President, Chief
                                       Executive Officer and Director of AAA Southern New
                                       England

                                           ANNEX A


                               DIRECTORS OF
                               American Commerce Insurance Company
                               3590 Twin Creeks Drive, Columbus, OH  43204

H. Thomas Rowles..................     Chairman of the Board of ACIC Holding Co., Inc.;
                                       Chairman of the Board of American Commerce Insurance
                                       Company; Director of AAA Southern New England

Regan P. Remillard................     President of ACIC Holding Co., Inc.; President, Vice
                                       Chairman of the Board and Chief Executive Officer of
                                       American Commerce Insurance Company; Senior Vice
                                       President of The Commerce Group, Inc.; President and
                                       Secretary of Commerce West Insurance Company

Mark A. Shaw......................     Treasurer of ACIC Holding Co., Inc.; President,
                                       Chief Executive Officer and Director of AAA Southern
                                       New England

Gerald Fels.......................     Executive Vice President and Chief Financial Officer
                                       of The Commerce Group, Inc.

Patrick W. Doherty................     President and Chief Executive Officer of AAA Oklahoma

Terry R. Farias...................     President and Chief Executive Officer of AAA Hoosier
                                       Motor Club

Richard S. Hamilton...............     President of AAA West Pennsylvania/West
                                       Virginia/South Central Ohio

Charles B. Liekweg................     President and Chief Executive Officer of AAA
                                       Washington

D. James McDowell.................     President and Chief Executive Officer of AAA Arizona

Peter C. Ohlheiser................     President of Ohio Motorists Association

John D. Porter....................     President and Chief Executive Officer of AAA
                                       Oregon/Idaho

Otto T. Wright....................     President and Chief Executive Officer of East
                                       Tennessee Automobile Club, Inc.

                                            ANNEX A

                                  THE COMMERCE GROUP, INC.
                             211 Main Street, Webster, MA   01570

                          OFFICERS OF THE COMMERCE GROUP, INC.
President, Chief Executive Officer and Chairman of the Board.....     Arthur J. Remillard, Jr.
Executive Vice President and Chief Financial Officer.............     Gerald Fels
Senior Vice President and Assistant Clerk........................     Arthur J. Remillard, III
Senior Vice President............................................     Regan P. Remillard
Senior Vice President and General Counsel........................     James A. Ermilio
Vice President...................................................     Joseph J. Staffieri
Clerk............................................................     John W. Spillane
Treasurer and Chief Accounting Officer...........................     Randall V. Becker
Vice President and Corporate Compliance Officer..................     Robert E. McKenna
Assistant Vice President and Assistant General Counsel...........     Thomas D. Jungeberg
Assistant Treasurer..............................................     Thomas A. Gaylord

                        Officers of Massachusetts INSURANCE Subsidiaries

Chief Executive Officer and Chairman of the Board................     Arthur J. Remillard, Jr.

President, Chief Operating Officer and Chief Financial Officer...     Gerald Fels

Senior Vice President and Secretary..............................     Arthur J. Remillard, III

Senior Vice President and General Counsel........................     James A. Ermilio

Senior Vice Presidents...........................................     David H. Cochrane
                                                                      Peter J. Dignan
                                                                      Regan P. Remillard

Vice Presidents..................................................     Karen A. Lussier
                                                                      Robert E. McKenna
                                                                      Michael J. Richards
                                                                      Angelos Spetseris
                                                                      Joseph J. Staffieri
                                                                      Henry R. Whittier, Jr.

Assistant Vice President and Assistant General Counsel...........     Thomas D. Jungeberg

Assistant Vice Presidents......................  David P. Antocci     James E. Gow
                                                 Robert M. Blackmer   Susan A. Horan
                                                 Stephen R. Clark     John V. Kelly
                                                 Raymond J. DeSantis  Donald G. MacLean
                                                 Warren S. Ehrlich    Patrick J. McDonald
                                                 Richard W. Goodus    Robert L. Mooney
                                                                      Emile E. Riendeau

Treasurer and Chief Accounting Officer...........................     Randall V. Becker

Assistant Treasurer..............................................     Thomas A. Gaylord

                                            ANNEX A


                           Officers of American Commerce Insurance Company
                               211 Main Street, Webster, MA 01570

Chairman of the Board..............................................  H. Thomas Rowles
President, Vice Chairman of the Board and Chief Executive Officer..  Regan P. Remillard
Senior Vice President and Chief Financial Officer..................  Michael V. Vrban
General Counsel and Secretary......................................  James A. Ermilio
Treasurer..........................................................  Richard B. O'Hara
Vice President.....................................................  Gregory S. Clark
Vice President.....................................................  Joseph B. Phillips, Jr.
Assistant Vice President...........................................  William J. Hafer
Assistant Vice President...........................................  Jeffrey B. Alexander
Assistant General Counsel and Assistant Secretary..................  Thomas D. Jungeberg

                                                        ANNEX  B
                                               Item 5 (c) - Information

                                                   As of July 16, 2002
SALES from 5/20/02 - 7/16/02

PFO        74037H-10-4            PREFERRED INCOME OPPORTUNITY FUND

  TRADE           SETTLEMENT         SHARES           SALES PRICE
  DATE              DATE              SOLD             PER SHARE          CONSIDERATION
05/20/02           05/23/02           3,400             $12.68               ($43,095.00)
05/15/02           05/20/02           1,100              12.68                (13,942.50)
06/05/02           06/10/02           7,200              12.75                (91,800.00)
05/21/02           05/24/02           3,300              12.75                (42,075.00)
05/22/02           05/28/02           2,600              12.75                (33,150.00)
06/20/02           06/25/02           3,600              12.75                (45,900.00)
05/20/02           05/23/02             600              12.75                 (7,650.00)
05/29/02           06/03/02           2,600              12.75                (33,150.00)
05/29/02           06/03/02             200              12.75                 (2,550.00)
06/12/02           06/17/02          16,200              12.75               (206,550.00)
06/18/02           06/21/02             400              12.75                 (5,100.00)
06/18/02           06/21/02          24,600              12.75               (313,650.00)
06/25/02           06/28/02           3,400              12.75                (43,350.00)
06/05/02           06/10/02             500              12.75                 (6,375.00)
06/14/02           06/19/02          29,200              12.75               (372,300.00)
06/24/02           06/27/02          13,100              12.75               (167,025.00)
06/21/02           06/26/02           4,900              12.75                (62,475.00)
07/03/02           07/09/02          27,800              12.31               (342,207.66)
07/08/02           07/11/02           1,500              12.36                (18,539.44)
07/09/02           07/12/02             500              12.31                 (6,154.81)
07/09/02           07/12/02           7,700              12.26                (94,399.15)
07/11/02           07/16/02           3,200              12.26                (39,230.81)
07/12/02           07/17/02           9,400              12.17               (114,394.54)
07/12/02           07/17/02             500              12.21                 (6,104.82)
07/16/02           07/19/02           1,500              12.17                (18,254.45)
07/16/02           07/19/02           5,900              12.16                (71,741.83)

               Total Sales:        (174,900)                              ($2,201,165.01)

                                                        ANNEX  B
                                                Item 5 (c) - Information

                                                   As of July 16, 2002

PURCHASES from 1/24/01 - 7/10/01

PFO        74037H-10-4            PREFERRED INCOME OPPORTUNITY FUND


  TRADE           SETTLEMENT           SHARES         PURCHASE PRICE        ACQUISITION
  DATE              DATE              PURCHASED         PER SHARE               COST
01/24/01          01/29/01           19,700             $10.35              $203,944.25
01/26/01          01/31/01           24,600              10.42               256,209.00
02/05/01          02/08/01              100              10.44                 1,044.00
06/27/01          07/02/01            1,100              10.44                11,484.00
07/10/01          07/13/01            9,400              10.84              $101,896.00

             Total Purchases:        54,900                                 $574,577.25


      Net Sales/Purchases          (120,000)                             ($1,626,587.76)